PENN SERIES FUNDS, INC.

AMENDED AND RESTATED EXPENSE WAIVER REIMBURSEMENT AGREEMENT

AGREEMENT made as of May 1, 2023, by and among the Penn Series Funds, Inc., a Maryland corporation (the “Company”), on behalf of its series, the Money Market Fund (the “Fund”), Penn Mutual Asset Management, LLC, a Pennsylvania limited liability company (“PMAM”), and The Penn Mutual Life Insurance Company, a Pennsylvania mutual life insurance company (“Penn Mutual”).

WHEREAS, the Company, PMAM and Penn Mutual entered into an Expense Waiver Reimbursement Agreement, dated September 10, 2009, as amended and restated as of September 23, 2011, September 23, 2015, and January 1, 2016, and further amended on July 1, 2016 (the “Original Agreement”);

WHEREAS, the Company, PMAM and Penn Mutual wish to amend and restate, in its entirety, the Original Agreement;

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and the Fund is a series of the Company;

WHEREAS, the Company, on behalf of the Fund, and the Adviser have entered into an Investment Advisory Agreement, dated May 1, 2000, as amended, pursuant to which the Adviser provides investment advisory services to the Fund, and a Co-Administration Agreement, dated January 1, 2016, as amended, pursuant to which the Adviser provides certain administrative services to the Company, for compensation based on the value of the average daily net assets of the Fund;

WHEREAS, the Company, on behalf of the Fund, and Penn Mutual have entered into a Second Amended and Restated Administrative and Corporate Services Agreement and a Service Agreement, each dated January 1, 2016, pursuant to which Penn Mutual provides certain administrative and corporate services to the Company and certain services to the Company with respect to the related contract holders of Penn Mutual, respectively, for compensation based on the value of the average daily net assets of the Fund;

WHEREAS, PMAM and Penn Mutual have currently agreed pursuant to the terms of the Second Amended and Restated Expense Limitation Agreement among the Company, PMAM and Penn Mutual dated as of January 1, 2016, as amended, to waive fees and/or reimburse expenses as necessary to prevent the overall expense ratio of the Fund from exceeding a certain amount, excluding, among other things, service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business (the “Expense Limit”); and

WHEREAS, PMAM and Penn Mutual may further reduce all or a portion of their fees and/or reimburse expenses of the Fund to the extent necessary to maintain a certain minimum net yield for the Fund, as determined by PMAM and Penn Mutual (the “Minimum Yield”).

NOW THEREFORE, the parties hereto agree as follows:

1.

Fund’s Agreement to Reimburse Fees and Expenses. The Fund hereby agrees to reimburse PMAM and Penn Mutual for the dollar amount of any fee waivers and/or expense reimbursements after the date hereof borne in excess of waivers and/or reimbursements that are necessary to maintain the Expense Limit in effect at the time of such waivers or expense reimbursements, provided that: (a) the Fund is not obligated to reimburse any such fee waivers and/or expense reimbursements more than three years after the end of the fiscal year of the Fund in which the fee waivers and/or expense reimbursements were borne by PMAM and/or Penn Mutual; and (b) the Fund will not pay reimbursements to PMAM and/or Penn Mutual to the extent such payments would cause the Fund’s net yield to fall below the Fund’s highest previously determined Minimum Yield. The Fund’s reimbursement to PMAM and/or Penn Mutual will be deemed an “extraordinary expense” of the Fund and, therefore, excluded from the Expense Limit in effect at the time of such reimbursement.

2.

Board Review. The Company’s Board of Directors shall review quarterly any reimbursements paid to PMAM and Penn Mutual with respect to the Fund in such quarter to confirm compliance with the conditions stated above.

3.

Duration. This Agreement shall be effective as of the date first written above through April 30, 2024, and, thereafter, shall continue in effect from year to year provided such continuance is specifically approved at least annually by the Company’s Board of Directors, including a majority of the Directors of the Company who are not “interested persons” (as defined in the 1940 Act) of the Company or any other party to this Agreement. The expiration of this Agreement will not affect the Fund’s obligation to reimburse PMAM and Penn Mutual for any fee waivers and/or expense reimbursements made during the term of this Agreement in accordance with the terms hereof. For the avoidance of doubt, the parties’ entry into this Agreement does not affect the Fund’s obligation to reimburse PMAM and Penn Mutual for any fee waivers and/or expense reimbursements made during the term of the Original Agreement in accordance with the terms thereof.

4.	Payment. Amounts owing hereunder that accrue in a given month shall be payable at the end of such month, or in accordance with the customary payment practices of the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of date first above written.

Penn Series Funds, Inc., on behalf of its Money Market Fund		Penn Mutual Asset Management, Inc.

By:	/s/ Keith Huckerby	By:	/s/ Mark Heppenstall
Name: Keith Huckerby		Name: Mark Heppenstall
Title: President		Title: President & Chief Investment Officer

The Penn Mutual Life Insurance Company

By:	/s/ Dave Raszeja
Name: Dave Raszeja
Title: Chief Financial Officer

2